SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 000-27974

Cimatron Ltd.
(Translation of registrant’s name into English)

11 Gush Etzion Street, 4th Floor
Givat Shmuel, Israel 54030
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To the shareholders of Cimatron Ltd. (the “Company”):

In compliance with the regulations promulgated under the Companies Law, 5759-1999 of the State of Israel (together with the regulations promulgated thereunder, the “Companies Law”), the Company hereby notifies its shareholders that it will hold an extraordinary general meeting of shareholders (the “Extraordinary Meeting”) at the Company’s offices, located at 11 Gush Etzion Street, 4th Floor, Givat Shmuel, Israel 54030, on January 6, 2015 at 10:00 a.m., local time.

Only holders of the Company’s ordinary shares, nominal value NIS 0.10 per share (“Ordinary Shares”), at the close of business on December 1, 2014, will be entitled to vote their Ordinary Shares at, the Extraordinary Meeting.

At the Extraordinary Meeting, the Company’s shareholders will be asked to vote on the following:

1.           The approval, pursuant to Section 320 of the Companies Law, of the merger of the Company with Copernicus Acquisition Ltd. (“Merger Sub”), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of 3D Systems, Inc., a California corporation (“Parent”), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into the Company, with the Company surviving and becoming a wholly-owned subsidiary of Parent (the “Merger”); (ii) the Agreement and Plan of Merger, dated as of November 23, 2014, by and among the Company, Merger Sub, Parent and 3D Systems Corporation, a Delaware corporation (the “Merger Agreement”); (iii) the consideration to be received by the Company’s shareholders in the Merger, consisting of $8.97 in cash, subject to reduction by a pro-rata (per share) portion of the amount (if any) by which the Company’s transaction expenses relating to the Merger exceed US $2 million, without any interest thereon, subject to the withholding of any applicable taxes (the “Merger Consideration”), for each Ordinary Share (and each share of restricted stock) held as of immediately prior to the effective time of the Merger; and (iv) all other transactions and arrangements contemplated by the Merger Agreement, including the payment of transaction bonuses to officers and directors of the Company in an amount of up to US $1.5 million as shall be further set forth in the proxy statement.

2.           Any other business that properly comes before the Extraordinary Meeting or any adjournment or postponement of the Extraordinary Meeting, including any proposal for adjournment or postponement thereof.

The Board of Directors of the Company recommends that the Company’s shareholders approve the Merger Agreement and all related and ancillary documents, instruments, certificates and schedules thereto or required in connection therewith, the Merger and the other transactions contemplated by the Merger Agreement.

The presence in person or by proxy of two or more shareholders possessing at least 25% of the Company’s voting power will constitute a quorum at the Extraordinary Meeting.  In the absence of a quorum within thirty (30) minutes of the scheduled time for the Extraordinary Meeting, the Extraordinary Meeting will be adjourned for a week and will be held on January 13, 2015 at the same time and location.  At such adjourned meeting, the presence of at least two (2) shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.

Approval of the Merger requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Extraordinary Meeting (or at any adjournment thereof), excluding any Ordinary Shares that are held by Merger Sub, Parent, or by any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.

In the near future, the Company will provide to its shareholders a proxy statement describing the Merger, the Merger Agreement, the procedure for voting in person or by proxy at the Extraordinary Meeting and various other details related to the Extraordinary Meeting.

Cautionary Note Regarding Forward Looking Statements

Certain statements in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements include, but are not limited to, the expected completion of the Merger transaction and the timing thereof, the satisfaction or waiver of any conditions to the Merger transaction, any events related to the Merger transaction, and other statements that are not historical fact.

These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to uncertainties as to the conditions to the Merger transaction discussed in this Report on Form 6-K, operational challenges in achieving strategic objectives and executing our plans, the risk that markets do not evolve as anticipated, the potential impact of the general economic conditions and competition in the industry.

We refer you to the documents that the Company submits from time to time to the U.S. Securities and Exchange Commission (the “SEC”), including the section titled “Risk Factors” of the Company’s most recent Annual Report on Form 20-F, filed with the SEC on April 30, 2014, as well as the information statement to be submitted by the Company, which contains and identifies other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report on Form 6-K. All subsequent written and oral forward-looking statements by or concerning the Company are expressly qualified in their entirety by the cautionary statements above. Except as may be required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company intends to submit relevant materials to the SEC and other governmental or regulatory authorities, including a proxy statement.  INVESTORS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE TRANSACTION.  The proxy statement and certain other relevant materials (when they become available) and any other documents submitted by the Company to the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov.  In addition, investors may obtain free copies of the documents submitted to the SEC by contacting the Company’s Investor Relations representatives, Ehud Helft and Kenny Green of GK Investor Relations, at 646 201 9246 or cimatron@gkir.com, or by accessing the Company’s investor relations website at www.Cimatron.com.  Investors are urged to read the proxy statement and information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the transaction.

This notice is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell shares of the Company. The Company, its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of the Company in connection with the proposed transaction. Information about those executive officers and directors of the Company and their ownership of Ordinary Shares is set forth in the Company’s proxy statement that the Company intends to furnish to the SEC on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LTD.
Date: November 25, 2014	By: /s/ Ilan Erez
Name: Ilan Erez
Title: Chief Financial Officer